Commission File No. 001-31403
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from July 1, 2005 to January 13, 2006 _______________________
POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES (Full title of plan)
PEPCO HOLDINGS, INC. (Name of issuer of securities held pursuant to the plan)
701 NINTH STREET, N.W. WASHINGTON, D. C. 20068 (Address of principal executive office)

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees
Financial Statements as of January 13, 2006 and June 30, 2005 and for the period July 1, 2005 to January 13, 2006

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Financial Statements For the period July 1, 2005 to January 13, 2006 and June 30, 2005

Page No.
Financial Statements:

Reports of Independent Registered Public Accounting Firms	1

Statements of Net Assets Available for Benefits at January 13, 2006 and June 30, 2005	3

Statement of Changes in Net Assets Available for Benefits for the period July 1, 2005 to January 13, 2006	4

Notes to Financial Statements	5

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees

We have audited the accompanying statement of net assets available for benefits of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees (the Plan), as of January 13, 2006, and the related statement of changes in net assets available for benefits for the period July 1, 2005 to January 13, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 13, 2006, and the changes in its net assets available for benefits for the period July 1, 2005 to January 13, 2006 in conformity with accounting principles generally accepted in the United States of America.

Washington, DC July 27, 2006	/s/ Mitchell & Titus LLP
1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Board of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees (the "Plan") at June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP Washington, DC July 27, 2006
2

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Statements of Net Assets Available for Benefits

As of	January 13, 2006	June 30, 2005

Investments:

Interest in Pepco Retirement Savings Plan
Master Trust	$ -	$ 108,083,950

Loans to Participants	-	9,798,062

Net Assets Available for Benefits	$ -	$ 117,882,012

The accompanying notes are an integral part of these financial statements.
3

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Statement of Changes In Net Assets Available for Benefits
For the period July 1, 2005 to January 13, 2006

Additions:

Contributions:

Employer	$ 672,881

Participants	3,209,240

Total Contributions	3,882,121

Investment Income:

Interest in the Net Investment Income in the
Pepco Retirement Savings Plan Master Trust	4,736,421

Total Net Investment Income	4,736,421

Transfer Into Plan:

Transfer into plan	5,583

Total Transfer Into Plan	5,583

Total Additions	8,624,125

Deductions:

Distributions to Participants and Beneficiaries	5,632,954

Brokerage and Investment Management Fees	26,352

Total Deductions	5,659,306

Net Increase Prior to Plan Merger Transfers	2,964,819

Plan Merger Transfers	(120,846,831)

Net Decrease	(117,882,012)

Net Assets Available for Benefits at Beginning of Period	117,882,012

Net Assets Available for Benefits at End of Period	-

The accompanying notes are an integral part of these financial statements.
4

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006
NOTE 1 - General Description of Plan

The following description of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Potomac Electric Power Company Savings Plan for Bargaining Unit Employees (the "Plan") is a defined contribution employee benefit plan established by Potomac Electric Power Company (the "Company" or "Pepco") effective July 1, 1986. The Plan permits participation by full-time bargaining unit employees of the Company and its subsidiaries at date of employment. However, there is no Company matching contribution until the employees have completed one year of service. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Participants are 100% vested in the Pepco Company matching contributions at the earlier of (1) the date on which a participant completes three years of service with the Company, (2) the date of a participant's retirement, (3) the date of a participant's death, (4) the date a participant begins a period of disability, or (5) the date a participant reaches age 65. Participants are fully vested and have a nonforfeitable interest in their own contributions, including any earnings or losses thereon. Forfeited non-vested amounts are used to reduce future employer contributions. The Plan allows participants to diversify their vested Company Matching Contributions regardless of age or years of participation in the Plan.

Plan Merger - Effective January 13, 2006

In August 2005, an amendment was approved to merge the Plan and three other existing Pepco Holdings, Inc. ("PHI") Savings Plans, into a single Plan with Vanguard as the trustee and recordkeeper. In October 2005, amendments were approved to structure the plans with a single Master Plan and five sub plans (Management, Local 1900, Local 1238, Local 1307, Local 210 and Local 210-5).

In connection with this change, effective January 13, 2006, all assets in the Plan were merged into the Pepco Holdings, Inc. Retirement Savings Plan and transferred to the newly appointed Trustee and are reflected on the Statement of Changes in Net Assets Available for Benefits as Plan Merger Transfers.

Designation of Trustee:

The Plan's Trustee is Fidelity Management Trust Company ("Fidelity") of Boston, MA. The Plan's investments are held in a trust account at Fidelity and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust ("the Trust"). The Trust also includes the investment assets of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees.

Designation of Recordkeeper:
Fidelity Investments Institutional Operations Company serves as the Plan's recordkeeper.
5

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006
Contributions and Investment Elections:

Each participant may elect to contribute, through payroll redirection or deductions, from 1% to 6% (basic contribution), in multiples of 1%, of their annual rate of salary as basic contributions to the Plan. Participants making the maximum 6% basic contribution may elect to contribute an additional 1% to 44% of their annual rate of salary, in multiples of 1%, as supplemental contributions to the Plan. Participants may contribute savings under the Cash or Deferred Arrangement ("CODA") within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended, up to a maximum of $14,000 per calendar year (effective January 1, 2005) and/or after-tax ("Thrift") elections. The maximum for calendar year 2006, beginning January 1, was $15,000. In addition, catch-up contributions are allowed to participants who are at least 50 years of age by the end of the calendar year and have contributed the lesser of Plan or statutory maximums to the Plan. In accordance with The Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan allows additional catch up pre-tax contributions of up to $4,000 in 2005 and $5,000 in 2006.

The sum of the elected percentages for CODA and Thrift contributions and the Company matching contributions may not exceed 50% of a participant's annual salary. A participant is prohibited from making elective contributions to the Plan for one year following a hardship withdrawal. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

The Company contributes to the Plan by matching the participant's basic (first 6%) contributions. The Company contributes either cash, which is used exclusively for the purchase of Company common stock in a timely manner after date of receipt, or Company common stock. The Company matches 40% of basic CODA contributions. The Company matches 40% of basic Thrift contributions. Effective June 4, 2006, the company match shall increase to 45% of basic CODA contributions. The Company does not match a Participants' supplemental contributions. Participant's forfeitures of non-vested Company contributions are used to reduce future Company contributions that would otherwise be required.

At January 13, 2006 and June 30, 2005, forfeited nonvested accounts totaled approximately $150,000 and $16,000, respectively. These amounts will be used to reduce future employer contributions. Also, during the period July 1, 2005 to January 13, 2006 there was no reductions in employer contributions from forfeited nonvested accounts.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings (losses), and charged with an allocation of certain administration expenses. Allocations are based on participant earnings or account balances, as defined in the Pepco Retirement Savings Plan Master Trust ("Master Trust") Agreement.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment funds. The available investment funds are the Pepco Holdings Stock Fund, a Stable Value Fund and a variety of mutual funds of the following asset types: Income, Balanced, Growth & Income, Growth, International and Asset Allocation.

The investment options were selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable
6

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006
participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept.
Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund.

Participants can transfer all or part of their contribution balance and related earnings in any fund to any other fund with the exception of the U.S. Savings Bond Fund. Participants may change the allocation of their future contributions among the funds at any time.

Distributions and Withdrawals:

Participants may request, at any time, the withdrawal of Thrift account balances attributable to their own contributions and vested Company contribution account balances. The withdrawal of participant basic CODA and Thrift contributions, prior to the vesting of related Company contributions, will result in the forfeiture of related matching Company contributions. The withdrawal of CODA contributions, prior to a participant having reached age 59 1/2 or having terminated from the Company, is permissible only in circumstances involving financial hardship.

If a participant retires, qualifies for long-term disability, or dies while employed, all Company contributions made on their behalf, and earnings thereon, become immediately vested and their entire interest in the Plan may be distributed in a lump sum to them or their designated beneficiary.

Participants who are eligible to retire under the Company's General Retirement Plan may elect to have their Savings Plan balances remain in the Plan and have their balances paid to them annually over a period of ten years or their projected life expectancy (or joint life expectancy of the employee and spouse). Consistent with IRS regulations, there are mandatory distributions after age 70-1/2.

Distributions from the Pepco Holdings Stock Fund are made in shares of Company common stock unless the participant elects to receive cash. Savings bonds purchased with CODA or Thrift contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment or attainment of age 59 1/2. U.S. Savings Bond Funds are distributed in cash or bonds as elected by the employee. Distributions from any of the other Plan funds are made in cash.

From time to time participants may change employment status with the Company during a plan year and as a result their account balance is transferred to one of the Company's other qualified defined contribution plans. This asset movement is identified in the statement of changes in net assets available for benefits as a transfer (to) from another plan.

Loan to Participants:

Loans are available to participants from amounts attributable to CODA contributions, subject to U.S. Department of Labor and Internal Revenue Service (the "IRS") limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. The number and amount of loans allowed to a participant are restricted by the Plan and are consistent with IRS regulations. A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate is applied as the interest rate for the loan. Loan repayments are made

7

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006

through payroll deductions. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made for a period of three months, the loan is in default and is converted to a distribution. A one time per loan fee of $50 is deducted from the participant's account with Fidelity at the time of distribution.

Plan Administration and Termination:

The Plan is administered by an Administrative Board, which is appointed by the Company's Chief Executive Officer. All contributions to the Plan are held in trust by Fidelity, the Plan Trustee, for the exclusive benefit of the participants. The Company generally pays the trustee fees and other administrative expenses of the Plan, while the participant pays brokerage fees, investment management fees and other investment transaction costs.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time. In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

NOTE 2 - Significant Accounting Policies
The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents in the statement of changes in net assets available for benefits the Plan's interest in the net investment income (loss) in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those Master Trust investments.

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at net asset value of shares held by the Master Trust at year end. Company common stock held in the Pepco Holdings Stock Fund ("the Stock Fund") is valued at fair market value, measured by the current quoted market price. Participants' holdings in the Stock Fund are represented by units in the Stock Fund and does not represent direct ownership of PHI common shares,

8

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006

the value of which was zero and $8.12 per unit at January 13, 2006 and June 30, 2005, respectively, versus PHI common stock, which was valued at $23.03 and $23.94 per share at January 13, 2006 and June 30, 2005, respectively.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest on interest bearing cash, participant loans and money market accounts is recorded when earned. Participants have an option to receive the dividends in cash or reinvest those dividends in the PHI Stock Fund.

United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 by the Trustee on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at original cost, which approximates fair value.

Loans to participants are valued at cost, which approximates fair market value.
Benefit payments to participants are recorded when paid.
Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company ("FIIOC"). FIIOC is affiliated with the Fidelity Management Trust Company who is the Plan's trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $26,352 and $32,951 for the periods ended January 13, 2006 and June 30, 2005, respectively.

The Company as Plan sponsor is a related party. At January 13, 2006 and June 30, 2005, the Plan held an investment of zero and 1,533,778 shares of Pepco Holdings, Inc. common stock, respectively. These shares are included in zero and 4,666,584 units of the Pepco Holdings Stock Fund at January 13, 2006 and June 30, 2005, respectively. The fair market value of the common stock at January 13, 2006 and June 30, 2005 was zero and $37,892,664, respectively. Purchases of $4,643,615 and $8,408,455 and sales of $4,457,684 and $9,189,533 of Company common stock were made during the periods ended January 13, 2006 and June 30, 2005, respectively.

NOTE 3 - Tax Status of the Plan

The IRS has determined, most recently in December 2003, that the Plan is a qualified employee benefit plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

9

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006
NOTE 4 - Assets Held in a Master Trust at Fidelity Management Trust

At January 13, 2006 and June 30, 2005, the Plan's specific interest in the Trust as a percentage of the total assets of the Trust was zero and 32.6% respectively. Contributions, benefit payments and investment income are specifically allocated to the appropriate participating plan on a daily basis as applicable.

The following table represents the assets held by the Master Trust along with the related investment income (loss):
	January 13, 2006	June 30, 2005

Investments:

Interest Bearing Cash	$ -	$ 2,354,516

Interest in Common/Collective Trusts	-	90,272,118

Pepco Holdings Stock Fund	-	105,493,180

Interest in Registered Investment Companies	-	133,627,622

Net Assets in the Master Trust	$ -	$ 331,747,436

	For the Period July 1, 2005 to January 13, 2006

Net Master Trust Investment Income:

Interest	$ 39,797

Dividends	2,018,095

Net Appreciation (Depreciation) on the Fair Value of Investments:

Pepco Holdings Stock Fund	(3,876,965)

Common Collective Trusts	2,525,364

Interest in Registered Investment Companies	15,304,817

Net Master Trust Investment Income	$ 16,011,108

10

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006

NOTE 5 Information About Non-Participant Directed Investments Relating to the Pepco Holdings Stock Fund for the Savings Plan for Bargaining Unit Employees
	January 13, 2006	June 30, 2005

Investments:

Pepco Holdings Inc. Common Stock	$ -	$ 37,197,450
Cash	-	695,214

Total Pepco Holdings Stock Fund	$ -	$ 37,892,664

Note:

The Plan does not separately account for participant and non-participant directed investments in the Pepco Holdings Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

11

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006
NOTE 5 - Continued
Significant components of the Plan's Changes in Net Assets relating to the Pepco Holdings Stock Fund are as follows:
For the period July 1, 2005 to January 13, 2006

Contributions:

Employer	$ 649,594

Participants	799,835

Total Contributions	1,449,429

Investment Income:

Dividends on Pepco Holdings Stock Fund Units	715,053

Interest	48,997

Net Depreciation on Pepco
Holdings Stock Fund Units	(1,403,530)

Net Investment Loss	(639,480)

Distributions to Participants and Beneficiaries	(2,019,529)

Brokerage and Investment Management Fees	(17,404)

Net Transfers to other Plans Investment options	(50,041)

Transfer To Another Plan	(36,615,639)

Net Decrease	(37,892,664)

Net Assets Available for Benefits at Beginning of Period	37,892,664

Net Assets Available for Benefits at End of Period	$ -

Note:

The Plan does not separately account for participant and non-participant directed investments in the Pepco Holdings Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

12

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements As of January 13, 2006 and For the Period July 1, 2005 to January 13, 2006
NOTE 6 - Investments Greater than 5% of Net Assets

The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	January 13,	June 30,
	2006	2005

Interest in Pepco Retirement Savings Plan
Master Trust	$ -	$ 108,083,950
Loans to Participants	-	9,798,062

13

Exhibits:
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm - Filed herewith.
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm - Filed herewith.
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES By: /s/ Dennis R. Wraase Dennis R. Wraase, Chairman Administrative Board
Date: July 27, 2006

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Pepco Holdings, Inc. on Form S-8 (File No. 333-131371) of our report dated July 27, 2006 relating to the statement of net assets available for benefits as of January 13, 2006, and the statement of changes in net assets available for benefits for the period July 1, 2005 to January 13, 2006 which report appears in the January 13, 2006 transition report on Form 11-K of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees.

Washington, DC July 27, 2006	/s/ Mitchell & Titus LLP

Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-131371) of Pepco Holdings, Inc. of our report dated July 27, 2006 relating to the financial statements of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees, which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP Washington, DC July 27, 2006